                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   ---------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                     FILED PURSUANT TO RULES 13d-1(b), (c)
                         AND (d) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*


                      Advanced Communication Systems, Inc.

      -------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.01 par value

    ------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  00750X-10-9

    ------------------------------------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


         [ ]     Rule 13d-1(b)

         [ ]     Rule 13d-1(c)

         [X]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))

                               Page 1 of 5 Pages
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CUSIP No. 00750X 10 9                                   Page 2 of 5 Pages

-------------------------------------------------------------------------
  1.     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Thomas A. Costello

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  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [ ]
                                                                 (b)  [ ]

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  3.     SEC USE ONLY

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  4.     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

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                          5.    SOLE VOTING POWER
    NUMBER OF                     847,500
     SHARES             -------------------------------------------------
  BENEFICIALLY            6.    SHARED VOTING POWER
    OWNED BY                      0
      EACH              -------------------------------------------------
    REPORTING             7.    SOLE DISPOSITIVE POWER
     PERSON                       847,500
      WITH              -------------------------------------------------
                          8.    SHARED DISPOSITIVE POWER
                                  0
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 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         847,500
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                               [ ]

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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         9.8%

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12.      TYPE OF REPORTING PERSON
         IN

-------------------------------------------------------------------------

CUSIP No. 00750X 10 9                                  Page 3 of 5 Pages

Item 1.

         Item 1(a):    Name of Issuer:

                          Advanced Communication Systems, Inc.

         Item 1(b):    Address of Issuer's Principal Executive Offices:

                          10089 Lee Highway
                          Fairfax, Virginia 22030

Item 2.

         Item 2(a):    Name of Person Filing:
                          Thomas A. Costello

         Item 2(b):    Address of Principal Business Office or, if None,
                       Residence:

                          10089 Lee Highway
                          Fairfax, Virginia 22030

         Item 2(c):    Citizenship:

                          United States

         Item 2(d):    Title of Class of Securities:

                          Common Stock, $ .01 par value

         Item 2(e):    CUSIP Number:

                          00750X 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                 Not applicable

CUSIP No. 00750X 10 9                                       Page 4 of 5 Pages

Item 4.  Ownership:

         Item 4 (a)       Amount Beneficially Owned:

                          847,500

         Item 4 (b)       Percent of Class:

                          9.8%

         Item 4 (c)       Number of shares as to which such person has:

                            (i)   Sole power to vote or to direct the vote:
                                  847,500

                           (ii)   Shared power to vote or direct the vote:
                                  0

                          (iii)   Sole power to dispose or direct the
                                  disposition of:
                                  847,500

                           (iv) Shared power to dispose or to direct the disposition of:
                                  0

Item 5.      Ownership of Five Percent or Less of a Class.

             Not Applicable.

Item 6.      Ownership of More Than Five Percent on Behalf of Another Person.

             The 847,500 shares beneficially owned by Thomas A. Costello includes (i) 250,000 shares owned by the Costello 1997 Trust No. 1; (ii) 250,000 shares owned by the Costello 1997 Trust No. 2;
             (iii) 173,750 shares owned by Thomas A. Costello Revocable Trust; and (iv) 173,750 shares owned by Margaret M. Costello Revocable Trust. Margaret M. Costello and Thomas A. Costello are trustees for the Costello 1997 Trust No. 1 and Costello 1997 Trust No. 2; Thomas A. Costello is the trustee for the Thomas A. Costello Revocable Trust; and Margaret M. Costello is the trustee for Margaret M. Costello Revocable Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

             Not Applicable.


Item 8.      Identification and Classification of Members of the Group.

             Not Applicable.

Item 9.      Notice of Dissolution of Group:

             Not Applicable.

Item 10.     Certification.

             Not Applicable.

CUSIP No. 00750X 10 9                                              Page 5 of 5
Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 4, 1999
                                                  /s/ Thomas A. Costello
                                                  -----------------------------
                                                  Thomas A. Costello